SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              AMENDED SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)*

                               Genta Incorporated
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                  372 45 M 20 7
                                 (CUSIP Number)

                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 13, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 372 45 M 20 7           SCHEDULE 13D                Page 2 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO (see Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            14,771,232
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        14,771,232
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,771,232
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                       |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

CUSIP NO. 372 45 M 20 7           SCHEDULE 13D               Page  3 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aries Select I, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO (see Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      None
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                       |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

CUSIP NO. 372 45 M 20 7           SCHEDULE 13D                Page 4 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aries Select II, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO (see Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      None
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                       |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

CUSIP NO. 372 45 M 20 7           SCHEDULE 13D                Page 5 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aries Select, Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO (see Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      None
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                       |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO (see Item 2)
--------------------------------------------------------------------------------

CUSIP NO. 372 45 M 20 7           SCHEDULE 13D                Page 6 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO (see Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            5,897,054
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        5,897,054
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,897,054
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                       |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

CUSIP NO. 372 45 M 20 7           SCHEDULE 13D                Page 7 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aries Domestic Fund II, LP
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO (see Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            656,191
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        656,191
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      656,191
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                       |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

CUSIP NO. 372 45 M 20 7           SCHEDULE 13D                Page 8 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Aries Master Fund II
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO (see Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            8,003,589
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        8,003,589
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,003,589
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                       |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO (see Item 2)
--------------------------------------------------------------------------------

CUSIP NO. 372 45 M 20 7           SCHEDULE 13D                Page 9 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lindsay A. Rosenwald
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO (see Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        3,325,522
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            14,771,232
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               3,325,522
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        14,771,232
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      18,096,754
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                       |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      23.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO (see Item 2)
--------------------------------------------------------------------------------

 This Amendment No. 19 amends and supplements the following items of the Statement on Schedule 13D filed by certain of the reporting persons, dated February 24, 1997, as amended to date (the "Schedule").

ITEM 2. IDENTITY AND BACKGROUND

            Item 2 is hereby amended in its entirety to read as follows:

      (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("PCAM"), Aries Select, Ltd. ("Aries Select"), Aries Select, LLC ("AS1") and Dr. Lindsay A. Rosenwald (together with PCAM and Aries Select the "Aries Reporting Persons"), Aries Select II, LLC ("AS2"), Aries Domestic Fund, L.P. ("ADF1"), The Aries Master Fund II, a Cayman Island exempted company ("AMF2"), and Aries Domestic Fund II, L.P. ("ADF2" and, together with the Aries Reporting Persons, the "Filing Persons"). See attached Exhibit A which is a copy of their agreement in writing to file this statement jointly on behalf of each of them. The Filing Persons have made, and will continue to make, their own investment decisions.

      (b) The business address of Dr. Rosenwald, PCAM, Aries Select, AS1, AS2, Aries Domestic and Aries Domestic II is 787 Seventh Avenue, 48th Floor, New York, New York 10019. The business address for Aries Select and AMF2 is c/o Fortis Fund Services, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

      (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of PCAM,1 a Subchapter S corporation incorporated in the State of Delaware. PCAM is the managing member of each of AS1 and AS2, the General Partner of Aries Domestic and Aries Domestic II, each a limited partnership organized under the laws of Delaware and the investment manager to AMF2 and Aries Select2, each a Cayman Island exempted company.

      (d) The Filing Persons and their respective officers, directors, general partners, investment managers, and trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Filing Persons and their respective officers, directors, general partners, investment managers, and trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or funding any violation with respect to such laws.

--------
1 Please see Exhibit B, filed herewith, indicating the executive officers and directors of PCAM and providing information called for by Items 2-6 of this statement as to said officers and directors.
2 Please see Exhibit C indicating the executive officers and directors of AMF2 and Aries Select and providing information called for by Items 2-6 of this statement as to said officers and directors.

      (f)   Dr. Rosenwald is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The information contained in Item 3 to the Schedule is hereby amended by adding the following:

      On February 13, 2004, Aries Select converted 158,805 shares of Series A Convertible Preferred Stock into 1,169,285 shares of common stock, AS1 converted 76,813 shares of Series A Convertible Preferred Stock into 568,163 shares of common stock, and AS2 converted 15,905 shares of Series A Convertible Preferred Stock into 117,645 shares of common stock.

      Following such conversion, Aries Select effected an in-kind, pro rata dividend (the "Dividend") of 5,898,583 shares of Common Stock of the Issuer ("Shares") to its shareholders. In connection with the Dividend, AMF2, which holds 43.7% of Aries Select, was issued 2,579,191 Shares. Similarly, AS1 effected an in-kind, pro rata distribution of 2,829,843 Shares to its members. In connection with such in-kind transfers, ADF1, which holds 67.6% of the LLC interests of AS1, was issued 212,682 Shares. In addition, AS2 effected an in-kind, pro rata distribution of 631,191 Shares to its members. In connection with such in-kind transfers, ADF2, which holds 33.7% of the LLC interests of AS2, was issued 212,682 Shares.

      THE DIVIDEND AND IN-KIND PRO RATA DISTRIBUTIONS RESULTED IN A NET REDUCTION IN THE BENEFICIAL OWNERSHIP OF DR. ROWENWALD AND PCAM OF 4,704,632 SHARES.

ITEM 4. PURPOSE OF THE TRANSACTION.

      The Dividend and in-kind distributions were made in satisfaction of certain obligations under the Aries Funds' respective operative documents. PCAM may effect additional Dividends or in-kind distributions in the future, but has no current intention to do so as of the date of this filing.

      The Dividend and the in-kind distributions do not reflect, in any way, the Aries Funds' view as to the condition (financial or otherwise) or prospects of the Issuer. Moreover, Dr. Rosenwald has not sold, transferred or otherwise disposed of any securities of the Issuer owned by him personally or through his ownership in the Aries Funds.

      DR. ROWENWALD MAY FROM TIME TO TIME IN HIS SOLE DISCRETION PURCHASE SHARES OF THE ISSUER IN THE OPEN MARKET FOR HIS OWN PERSONAL ACCOUNT.

      The Filing Persons may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

      The information contained in Item 5 to the Schedule is hereby amended and supplemented to read as follows:

            (a) As of February 13, 2004, the Filing Persons may be deemed to beneficially own the following:

            (i) Aries Select: 0 Shares (0%);

            (ii) AS1: 0 Shares (0%);

            (iii) AS2: 0 Shares (0%);

            (iv) AMF2: 8,003,589 Shares (10.8%);

            (v) Aries Domestic: 5,897,054 Shares (7.9%);

            (vi) Aries Domestic II: 656,191 Shares (0.8%);

            (vii) PCAM: 14,771,232 Shares (19.9%), comprised of the Shares held by AMF2, Aries Domestic and Aries Domestic II; and

            (viii)Dr. Rosenwald: 18,096,754 Shares (23.3%), comprised of 20,000 Shares and 3,305,522 Shares issuable upon exercise of Common Stock purchase warrants held directly by Dr. Rosenwald and 14,771,232 Shares beneficially owned by PCAM.

                  Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, each Filing Person other than Dr. Rosenwald disclaims beneficial ownership of the securities held by each other.

            (b) Dr. Rosenwald and PCAM share the power to vote or to direct the vote and to dispose or to direct the disposition of those shares owned by each of AMF2, Aries Domestic and Aries Domestic II.

            (c) The Filing Persons have engaged in the following transactions in the Common Stock of the Issuer in the past 60 days:

                  On December 22, 2003 AMF2, Aries Domestic and Aries Domestic II distributed 192,127, 1,608 and 15,031 Shares, respectively to certain redeeming investors and on February 7, 2004 AMF2, Aries Domestic and Aries Domestic II distributed 14,294, 47,456 and 66,467 Shares, respectively to certain redeeming investors.

                  Please see Item 3 for additional transactions

            (d) Dr. Rosenwald, as the sole shareholder of PCAM, has the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by PCAM in accordance with his ownership interests in PCAM.

            (ii) The interest holders of AS1 have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of AS1, in accordance with their membership interests in Aries I.

            (iii) The  members  of AS2 have  the  right  to  participate  in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of AS2 in accordance with their membership interests in AS2.

            (iv) The shareholders of Aries Select have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Aries Select in accordance with their ownership interests in Aries Select.

            (e) On February 13, 2004, Aries Select, AS1 and AS2 ceased to be members of a group under section 13D(3) under the Securities Exchange Act of 1934 with respect to securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:

Exhibit A - Copy of an Agreement between the Filing Persons to file this
            Statement on Schedule 13D on behalf of each of them.

Exhibit B - List of executive officers and directors of PCAM and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C - List of executive officers and directors of AMF2 Aries Select and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                              PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated: February 13, 2004
       New York, NY         By: ________________________________
                                       Lindsay A. Rosenwald, M.D.
                                       Chairman


                              THE ARIES MASTER FUND
                              By: Paramount Capital Asset Management, Inc.
                                        Investment Manager

Dated: February 13, 2004
       New York, NY         By: ______________________________
                                       Lindsay A. Rosenwald, M.D.
                                       Chairman

                              ARIES DOMESTIC FUND, L.P.
                              By: Paramount Capital Asset Management, Inc.
                                 General Partner

Dated: February 13, 2004
       New York, NY         By: ________________________________
                                       Lindsay A. Rosenwald, M.D.
                                       Chairman

                              ARIES DOMESTIC FUND II, L.P.
                              By: Paramount Capital Asset Management, Inc.
                                 General Partner

Dated: February 13, 2004
       New York, NY         By: ________________________________
                                       Lindsay A. Rosenwald, M.D.
                                       Chairman

                              ARIES SELECT, LTD.
                              By: Paramount Capital Asset Management, Inc.
                                        Investment Manager

Dated: February 13, 2004
       New York, NY         By: ______________________________
                                       Lindsay A. Rosenwald, M.D.
                                       Chairman

                              ARIES SELECT DOMESTIC, LLC
                              By: Paramount Capital Asset Management, Inc.
                                 Managing Member

Dated: February 13, 2004
       New York, NY         By: ________________________________
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman

                              ARIES SELECT DOMESTIC II, LLC
                              By: Paramount Capital Asset Management, Inc.
                                 Managing Member

Dated: February 13, 2004
       New York, NY         By: ________________________________
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman


Dated: February 13, 2004
       New York, NY            _________________________________
                                    Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A
                                    ---------

                                    AGREEMENT
                          JOINT FILING OF SCHEDULE 13D

      The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13D and any amendments thereto reporting each of the undersigned's ownership of securities of Genta Incorporated and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

                              PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated: February 13, 2004
       New York, NY         By: ________________________________
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman


                              THE ARIES MASTER FUND
                              By: Paramount Capital Asset Management, Inc.
                                        Investment Manager

Dated: February 13, 2004
       New York, NY         By: ______________________________
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman

                              ARIES DOMESTIC FUND, L.P.
                              By: Paramount Capital Asset Management, Inc.
                                 General Partner

Dated: February 13, 2004
       New York, NY         By: ________________________________
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman

                              ARIES DOMESTIC FUND II, L.P.
                              By: Paramount Capital Asset Management, Inc.
                                 General Partner

Dated: February 13, 2004
       New York, NY         By: ________________________________
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman


                              ARIES SELECT, LTD.
                              By: Paramount Capital Asset Management, Inc.

                                        Investment Manager


Dated: February 13, 2004
       New York, NY         By: ______________________________
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman

                              ARIES SELECT DOMESTIC, LLC
                              By: Paramount Capital Asset Management, Inc.
                                 Managing Member

Dated: February 13, 2004
       New York, NY         By: ________________________________
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman

                              ARIES SELECT DOMESTIC II, LLC
                              By: Paramount Capital Asset Management, Inc.
                                 Managing Member

Dated: February 13, 2004
       New York, NY         By: ________________________________
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman


Dated: February 13, 2004
       New York, NY            _________________________________
                                    Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B
                                    ---------

      The name and principal occupation or employment of each executive officer and director of Paramount Capital is as follows:

                                          PRINCIPAL OCCUPATION
      NAME                                   OR EMPLOYMENT
      ----                                   -------------

Lindsay A. Rosenwald, M.D.          Chairman of the Board of Paramount Capital
                                    Asset Management, Inc., Horizon BioMedical
                                    Investments, LLC and Paramount Capital, Inc.

Peter Morgan Kash                   Director of Paramount Capital Asset
                                    Management, Inc., Senior Managing Director,
                                    Paramount Capital, Inc.

Dr. Yuichi Iwaki                    Director of Paramount Capital Asset
                                    Management, Inc., Professor, University of
                                    Southern California School of Medicine


Item 2.

      During the five years prior to the date hereof, none of the above persons (to the best of PCAM's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

      Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

      The name and principal occupation or employment of each executive officer and director of Aries Trust is as follows:

                                                   PRINCIPAL OCCUPATION
      NAME                                            OR EMPLOYMENT
      ----                                            -------------

Peter M. Kash                                Director of Paramount Capital Asset
                                             Management, Inc., Senior Managing
                                             Director, Paramount Capital, Inc.
                                             Investment Manager

Wayne L. Rubin                               Accountant, Independent Director

Fortis Fund Services (Cayman)                Administrator

Exhibit B is hereby incorporated by reference.

Item 2.

      During the five years prior to the date hereof, neither of the above persons (to the best of Aries Select's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

      Please refer to Items 3-6 herein reporting the beneficial ownership.